Exhibit 99.2
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends (Unaudited)

Twelve Months Ended
($ in thousands)	December 31, 2006
FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.3929
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6071
Pre-Tax Preferred Stock Dividends	$2,174

FIXED CHARGES:
Interest Expense	$48,840
Amortization of Debt Premium, Discount and Expense	574
Interest Component of Rentals	1,429

Total Fixed Charges	50,843
Pre-Tax Preferred Stock Dividends	2,174

Total Fixed Charges and Preferred Stock Dividends	$53,017

EARNINGS:
Income from Continuing Operations before Dividends on Preferred Stock	$95,860
Add:
Income Taxes	62,044
Total Fixed Charges	50,843

Total Earnings	$208,747

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	3.9